UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 28, 2016

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated April 28, 2016 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the three months ended March 31, 2016. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three months ended March 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: April 28, 2016	By:	/s/ Ian J. Webber
Ian J. Webber Chief Executive Officer

EXHIBIT I

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the First Quarter of 2016

LONDON, ENGLAND — April 28, 2016 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a containership charter owner, announced today its unaudited results for the three months ended March 31, 2016.

First Quarter Highlights

•	Reported revenue of $42.6 million for the first quarter 2016

•	Reported net income for common shareholders for the first quarter 2016 of $4.6 million and normalized net income of $5.4 million, up from net income and normalized net income of $24,000 in the first quarter of 2015, in line with fleet growth

•	Generated $29.3 million of Adjusted EBITDA(1) for the first quarter 2016

•	Purchased and cancelled on March 16, 2016, $26.7 million principal amount 10.0% First Priority Secured Notes due 2019, reducing net debt to last 12 months Adjusted EBITDA from 4.0 times at December 31, 2015 to 3.8 times at March 31, 2016

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “Our results for the first quarter of 2016 once again demonstrate the stability of our long-term, fixed-rate contracts with high-quality counterparties. Our business model, in conjunction with our focus on performance and operational efficiency, has enabled us to continue to generate strong cash flows throughout the difficult market environment currently facing the containership industry. Going forward, we intend to continue to delever while also opportunistically capitalizing on attractive acquisitions aimed at further expanding our earnings power and creating long-term value for our shareholders.”

SELECTED FINANCIAL DATA  –  UNAUDITED

(thousands of U.S. dollars)

	Three months ended March 31,	Three months ended March 31,
	2016	2015
Revenue	42,610	37,719
Operating Income	18,385	12,652
Net Income for common shareholders	4,557	24
Adjusted EBITDA (1)	29,319	23,630
Normalized Net Income (1)	5,429	24

(1)	Adjusted EBITDA and Normalized net income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The fleet generated revenue from fixed-rate time charters of $42.6 million in the three months ended March 31, 2016, up $4.9 million or 13.0% on revenue of $37.7 million for the comparative quarter in 2015. The increase in revenue is mainly due to the addition of OOCL Qingdao from March 11, 2015 and OOCL Ningbo from September 17, 2015, each at a daily charter rate of $34,500, offset by reduced revenue from the disposals of Ville d’Aquarius and Ville d’Orion in fourth quarter 2015. There were 1,638 ownership days in the quarter, down slightly on 1,641 ownership days in the comparative quarter. With no offhire in the three months ended March 31, 2016, utilization was 100.0%. In the comparable quarter of 2015, there were 12 days offhire, including nine for a planned dry-docking, giving a utilization of 99.3%.

The table below shows fleet utilization for the three months ended March 31, 2016 and 2015 and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011.

	Three months ended
Days	Mar 31, 2016	Mar 31, 2015	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Ownership days	1,638	1,641	6,893	6,270	6,205	6,222	6,205
Planned offhire - drydock	0	(9)	(9)	(48)	(21)	(82)	(95)
Unplanned offhire	0	(3)	(7)	(12)	(7)	(16)	(11)
Idle time	0	0	(13)	(64)	0	0	0

Operating days	1,638	1,629	6,864	6,146	6,177	6,124	6,099

Utilization	100.0%	99.3%	99.6%	98.0%	99.5%	98.4%	98.3%

There were no regulatory dry-dockings in the three months ended March 31, 2016; a total of six dry-dockings are planned for 2016. There was one drydocking in 2015.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $11.4 million for the three months ended March 31, 2016, down 8.1% from $12.4 million for the three months ended March 31, 2015. With approximately the same number of ownership days in each quarter, the average cost per ownership day fell $620 per day, or 8.2% from $7,581 in the three months ended March 31, 2015 to $6,961 for the three months ended March 31, 2016. The reduction is due to lower lubricating oil costs from unit price reductions, lower repairs and maintenance, in part from the disposal of Ville d’Aquarius and Ville d’Orion, and lower cost of insurances on renewals.

Depreciation

Depreciation for the three months ended March 31, 2016 was $10.9 million, compared to $11.0 million in the three months ended March 31, 2015, with additional depreciation related to OOCL Qingdao and OOCL Ningbo offset by reduced depreciation following the disposals of Ville d’Aquarius and Ville d’Orion.

General and Administrative Costs

General and administrative costs incurred were $2.0 million in the three months ended March 31, 2016, compared to $1.8 million in the three months ended March 31, 2015. The increase is due to higher legal fees.

Other Operating Income

Other operating income in the three months ended March 31, 2016 was $81,000, compared to $109,000 for the three months ended March 31, 2015.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $29.3 million for the three months ended March 31, 2016, up from $23.6 million for the three months ended March 31, 2015.

Interest Expense

Debt at March 31, 2016 comprises amounts outstanding on our Notes, the revolving credit facility which was drawn March 11, 2015, and the secured term loan which was drawn September 10, 2015.

Interest expense for the three months ended March 31, 2016, was $13.1 million, up $1.2 million on the interest expense for the three months ended March 31, 2015 of $11.9 million. The increase is due to $0.5 million premium paid in March 2016 in relation to the tender offer which retired approximately $26.7 million of Notes, accelerated write off of that portion of the original issue discount attributable to the Notes which were retired, a full quarter’s interest and amortization of deferred financing charges on the revolving credit facility and on the secured term loan.

Interest income for the three months ended March 31, 2016 and 2015 was not material.

Taxation

Taxation for the three months ended March 31, 2016 and 2015 was not material.

Earnings Allocated to Preferred Shares

The Series B preferred shares, issued on August 20, 2014, carry a coupon of 8.75%, the cost of which for the three months ended March 31, 2016 was $0.8 million.

Net Income Available to Common Shareholders

Net income available to common shareholders for the three months ended March 31, 2016 was $4.6 million. For the three months ended March 31, 2015, net income was $24,000. This year-over-year increase is mainly due to the addition of OOCL Qingdao from March 11, 2015 and OOCL Ningbo from September 17, 2015.

Normalized net income for the three months ended March 31, 2016, which excludes the charges associated with the tender offer for bonds completed in the quarter, was $5.4 million.

Normalized net income for the three months ended March 31, 2015 was the same as reported net income at $24,000.

Fleet

The following table provides information about the on-the-water fleet of 18 vessels as at March 31, 2016. 15 vessels are chartered to CMA CGM, and three are chartered to OOCL.

				Remaining	Earliest	Daily
				Charter	Charter	Charter
Vessel	Capacity	Year	Purchase	Term (2)	Expiry	Rate
Name	in TEUs (1)	Built	by GSL	(years)	Date	$
CMA CGM Matisse	2,262	1999	Dec 2007	3.7	Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	1999	Dec 2007	3.7	Sept 11, 2019	15,300
Delmas Keta	2,207	2003	Dec 2007	1.7	Sept 20, 2017	18,465
Julie Delmas	2,207	2002	Dec 2007	1.7	Sept 11, 2017	18,465
Kumasi	2,207	2002	Dec 2007	1.7	Sept 21, 2017	18,465
Marie Delmas	2,207	2002	Dec 2007	1.7	Sept 14, 2017	18,465
CMA CGM La Tour	2,272	2001	Dec 2007	3.7	Sept 20, 2019	15,300
CMA CGM Manet	2,272	2001	Dec 2007	3.7	Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	2007	Jan 2008	4.7	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	2007	Jan 2008	4.7	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	2008	Dec 2008	9.7	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	2006	Dec 2008	6.7	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	2006	Dec 2008	6.7	Sept 16, 2022	25,350
CMA CGM America	4,045	2006	Dec 2008	6.7	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	2001	Aug 2009	5.5	May 28, 2021	34,000
OOCL Tianjin	8,063	2005	Oct 2014	1.7	Oct 28, 2017	34,500
OOCL Qingdao	8,063	2004	Mar 2015	2.0	Mar 11, 2018	34,500
OOCL Ningbo	8,063	2004	Sep 2015	2.5	Sep 17, 2018	34,500

(1)	Twenty-foot Equivalent Units.
(2)	As at March 31, 2016. Plus or minus 90 days, other than (i) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, (ii) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, and (iii) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended March 31, 2016 today, Thursday, April 28, 2016 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 93430773

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Saturday, May 14, 2016 at (855) 859-2056 or (404) 537-3406. Enter the code 93430773 to access the audio replay. The webcast will also be archived on the Company’s: http://www.globalshiplease.com.

Annual Report on Form 20-F

Global Ship Lease, Inc has filed its Annual Report for 2015 with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com . Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

Global Ship Lease owns 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity, at March 31, 2016 of 11.3 years. All 18 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters at March 31, 2016 is 4.3 years or 4.6 years on a weighted basis.

Reconciliation of Non-U.S. GAAP Financial Measure

A. ADJUSTED EBITDA

Adjusted EBITDA represents net income before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, depreciation and amortization. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income or any other financial metric required by such accounting principles.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

	Three	Three
	months	months
	ended	ended
	Mar 31,	Mar 31,
	2016	2015
Net income available to common shareholders	4,557	24
Adjust: Depreciation	10,934	10,978
Interest income	(44)	(14)
Interest expense	13,100	11,865
Income tax	6	11
Earnings allocated to preferred shares	766	766

Adjusted EBITDA	29,319	23,630

B. Normalized net income

Normalized net income represents net income adjusted for the premium paid on the tender offer together with the related accelerated amortization of deferred financing costs and original issue discount.

Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items that do not affect operating performance or operating cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME - UNAUDITED

(thousands of U.S. dollars)

	Three	Three
	months	months
	ended	ended
	Mar 31,	Mar 31,
	2016	2015
Net income available to common shareholders	4,557	24
Adjust: Premium paid on tender offer for bonds	533	—
Accelerated write off of deferred financing costs related to tender offer	80	—
Accelerated write off of original issue discount related to tender offer	259	—

Normalized net income	5,429	24

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM (the company’s principal charterer and main source of operating revenue) and other charterers and their ability to pay charterhire in accordance with the charters;

•	the overall health and condition of the U.S. and global financial markets;

•	Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and its ability to meet its financial covenants and repay its borrowings;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its first priority secured notes;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	change in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve Global Ship Lease’s capital base;

•	Global Ship Lease’s expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of its vessels;

•	Global Ship Lease’s continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for its vessels in the spot market;

•	the continued performance of existing charters;

•	Global Ship Lease’s ability to capitalize on management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations; and

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

EXHIBIT II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2016

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		March 31, 2016	December 31, 2015
	Note
Assets

Cash and cash equivalents		$30,522	$53,591
Accounts receivable		926	1,621
Prepaid expenses		1,632	1,101
Other receivables		132	708
Inventory		576	610

Total current assets		33,788	57,631

Vessels in operation	4	836,013	846,939
Other fixed assets		6	5
Intangible assets		32	39
Other long term assets	5	279	306

Total non-current assets		836,330	847,289

Total Assets		$870,118	$904,920

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	5	$26,465	$35,160
Intangible liability – charter agreements		2,073	2,104
Deferred revenue		692	796
Accounts payable		957	622
Accrued expenses		3,742	14,950

Total current liabilities		33,929	53,632

Long term debt	5	423,728	442,913
Intangible liability – charter agreements		11,091	11,589
Deferred tax liability		13	20

Total long-term liabilities		434,832	454,522

Total Liabilities		$468,761	$508,154

Commitments and contingencies	7	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,550,013 shares issued and outstanding (2015 – 47,541,484)	8	$476	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2015 – 7,405,956)	8	74	74
Series B Preferred shares – authorized 16,100 shares with a $0.01 par value; 14,000 shares issued and outstanding (2015 – 14,000)	8	—	—
Additional paid in capital		386,458	386,425
Retained earnings		14,349	9,792

Total Stockholders’ Equity		401,357	396,766

Total Liabilities and Stockholders’ Equity		$870,118	$904,920

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended March 31,
		2016		2015
	Note
Operating Revenues
Time charter revenue	6		$42,610		$37,719

Operating Expenses
Vessel operating expenses			11,402		12,441
Depreciation	4		10,934		10,978
General and administrative			1,970		1,757
Other operating income			(81)		(109)

Total operating expenses			24,225		25,067

Operating Income			18,385		12,652

Non Operating Income (Expense)
Interest income			44		14
Interest expense			(13,100)		(11,865)

Income before Income Taxes			5,329		801

Income taxes			(6)		(11)

Net Income			$5,323		$790

Earnings allocated to Series B Preferred Shares	8		(766)		(766)

Net Income available to Common Shareholders			$4,557		$24

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	10		47,841,578		47,766,484
Diluted	10		47,841,578		47,831,661
Net income per Class A common share
Basic (including RSUs without service conditions)	10		$0.10	$	nil
Diluted	10		$0.10	$	nil

Weighted average number of Class B common shares outstanding
Basic and diluted	10		7,405,956		7,405,956

Net income per Class B common share
Basic and diluted	10	$	nil	$	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended March 31,
		2016	2015
	Note
Cash Flows from Operating Activities
Net income		$5,323	$790

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	4	10,934	10,978
Amortization of deferred financing costs	5	952	791
Amortization of original issue discount	5	582	346
Amortization of intangible liability		(529)	(529)
Share based compensation	9	33	25
Decrease in accounts receivable and other assets		699	647
Decrease (increase) in inventory		34	(71)
Decrease in accounts payable and other liabilities		(10,714)	(11,291)
(Decrease) increase in unearned revenue		(104)	205
Unrealized foreign exchange loss (gain)		32	(21)

Net Cash Provided by Operating Activities		7,242	1,870

Cash Flows from Investing Activities
Cash paid for vessel acquisition	4	—	(54,220)
Costs paid in respect of sale of vessels		(157)	—
Cash paid for other assets		(1)	—
Cash paid for drydockings		—	(1,485)

Net Cash Used in Investing Activities		(158)	(55,705)

Cash Flows from Financing Activities
Repurchase of secured notes	5	(26,662)	—
Proceeds from drawdown of credit facilities	5	—	40,000
Repayment of credit facilities	5	(2,725)	—
Series B Preferred Shares – dividends paid	8	(766)	(766)

Net Cash (Used in) Provided by Financing Activities		(30,153)	39,234

Net Decrease in Cash and Cash Equivalents		(23,069)	(14,601)

Cash and Cash Equivalents at Start of Period		53,591	33,295

Cash and Cash Equivalents at End of Period		$30,522	$18,694

Supplemental information
Total interest paid		$21,507	$21,000
Income tax paid		$16	$17

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Retained Earnings	Stockholders’ Equity
Balance at January 1, 2015	54,947,440	14,000	$549	$—	$386,350	$51,237	$438,136

Restricted Stock Units (note 10)	—	—	—	—	75	—	75
Net loss for the period	—	—	—	—	—	(28,875)	(28,875)
Dividends on Class A Common Shares (note 8)	—	—	—	—	—	(9,508)	(9,508)
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2015	54,947,440	14,000	$549	$—	$386,425	$9,792	$396,766

Restricted Stock Units (note 9)	—	—	—	—	33	—	33
Class A shares issued (note 9)	8,529	—	1	—	—	—	1
Net income for the period	—	—	—	—	—	5,323	5,323
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(766)	(766)

Balance at March 31, 2016	54,955,969	14,000	$550	$—	$386,458	$14,349	$401,357

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Global Ship Lease group owns and charters out containerships. As of March 31, 2016, the group owned 18 vessels; 15 were time chartered to CMA CGM and three to Orient Overseas Container Lines with remaining charter periods ranging from 1.75 to 9.75 years.

The following table provides information about the 18 vessels owned as at March 31, 2016:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
CMA CGM Matisse	2,262	1999	December 2007	CMA CGM	3.75	$15.300
CMA CGM Utrillo	2,262	1999	December 2007	CMA CGM	3.75	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	1.75	$18.465
Julie Delmas	2,207	2002	December 2007	CMA CGM	1.75	$18.465
Kumasi	2,207	2002	December 2007	CMA CGM	1.75	$18.465
Marie Delmas	2,207	2002	December 2007	CMA CGM	1.75	$18.465
CMA CGM La Tour	2,272	2001	December 2007	CMA CGM	3.75	$15.300
CMA CGM Manet	2,272	2001	December 2007	CMA CGM	3.75	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	4.75	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	4.75	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	9.75	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	6.75	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	6.75	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	6.75	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	5.50	$34.000
OOCL Tianjin	8,063	2005	October 2014	OOCL	1.75	$34.500
OOCL Qingdao	8,063	2004	March 2015	OOCL	2.00	$34.500
OOCL Ningbo	8,063	2004	September 2015	OOCL	2.50	$34.500

(1)	Twenty-foot Equivalent Units.
(2)	Plus or minus 90 days, other than (i) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, (ii) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, and (iii) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

Counterparty risk

Most of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and has been experiencing a sustained cyclical downturn. Many container shipping companies have reported losses.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2015 filed with the Securities and Exchange Commission on April 15, 2016 in the Company’s Annual Report on Form 20-F.

Impairment Testing

Due to continuing poor industry conditions, impairment tests on a vessel by vessel basis were performed as at December 31, 2015. No impairment was recognised as, based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure (continued)

Recently issued accounting standards

In April 2016, FASB issued an accounting standards update in respect of Compensation – Stock Compensation (Topic 718) – Improvements to Employee Share-Based Payment Accounting. The amendments are intended to simplify various aspects of the accounting for employee share-based payments including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments are effective for annual periods beginning after December 15, 2016, although early application is permitted. The Company is currently assessing the impact of adopting this update on its financial statements.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	March 31, 2016	December 31, 2015
Cost	$1,095,245	$1,095,245
Accumulated Depreciation	(259,232)	(248,306)
Drydock in progress	—	—

Net book value	$836,013	$846,939

Both Ville d’Aquarius and Ville d’Orion were redelivered at the end of their charters during the fourth quarter of 2015 and the sales of the vessels were agreed and completed in November 2015 and December 2015, respectively.

5.	Long-Term Debt

	March 31, 2016	December 31, 2015
2019 Notes	$420,000	$420,000
Less repurchase of Notes (note 5(a))	(27,012)	(350)
Less original issue discount	(6,300)	(6,300)
Amortization of original issue discount	2,841	2,259

2019 Notes (note 5(a))	389,529	415,609
Revolving Credit Facility (note 5(b))	39,200	40,000
Secured Term Loan (note 5(c))	31,150	33,075
Less: Deferred financing costs (note 5(e))	(9,686)	(10,611)

Balance	450,193	478,073
Less: Current portion of 2019 Notes (note 5(a))	(18,765)	(26,660)
Less: Current portion of Revolving Credit Facility (note 5(b))	—	(800)
Less: Current portion of Secured Term Loan (note 5(c))	(7,700)	(7,700)

Non-current portion of Long-Term Debt	423,728	442,913

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

(a)	10.0% First Priority Secured Notes Due 2019

On March 19, 2014 the Company completed the sale of $420,000 of 10.0% First Priority Secured Notes which mature on April 1, 2019. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $413,700.

Interest on the 2019 Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. As at March 31, 2016 the 2019 Notes are secured by first priority ship mortgages on 16 of the Company’s 18 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2019 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The original issue discount is being amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the 2019 Notes the Company is required within 120 days following the end of each financial year, in which the Company has at least $1,000 of Excess Cash Flow, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount plus any accrued and unpaid interest to, but not including, the purchase date. The first such offer, for 2014, in the maximum amount of $20,000, was launched on April 21, 2015. At the close of this offer, $350 was tendered and accepted.

Following the sale of two vessels (see note 4) secured to the 2019 Notes in November and December 2015, the Company was required to offer the net sale proceeds, less a proportion to be used to repay part of the associated revolving credit facility (see note 5(c)), to Noteholders (“Collateral Sale Offer”) within 90 days of receipt of the sale proceeds. The terms of the Collateral Sale Offer are the same as those of the annual Excess Cash Flow Offer. Consequently, on February 2, 2016, the Company launched a combined Excess Cash Flow Offer for 2015 and the Collateral Sale Offer in an aggregate amount of $28,417 (“Maximum Offer Amount”), at a purchase price of 102% of the aggregate principal amount plus accrued and unpaid interest up to but not including the date of purchase. At the close of this offer, the Notes tendered exceeded the Maximum Offer Amount and $26,662 were accepted on a pro rata basis.

(b)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a $40,000 senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”). This facility matures on October 1, 2018. The interest rate under the facility is USD LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum is due quarterly on undrawn amounts.

The collateral provided to the 2019 Notes also secures on a first priority basis the Revolving Credit Facility. There is a Cash Balance financial covenant which is tested each six months, commencing June 30, 2014. Up to and including December 31, 2015, the Company must have a minimum cash balance of $15,000 on each test date. After this date, the minimum cash balance on each test date increases to $20,000.

Amounts outstanding under this facility can be prepaid without penalty, other than breakage costs in certain circumstances. During the quarter ended March 31, 2015, $40,000 was drawn down under the Revolving Credit Facility to assist with the purchase of OOCL Qingdao on March 11, 2015. Following the sale of two secured vessels (see note 4) in November and December 2015, $800 of the net sale proceeds was applied to reduce amounts outstanding under the facility.

(c)	Secured Term Loan

On July 29, 2015, the Company entered into a $35,000 secured term loan with DVB Bank SE (the “Secured Term Loan”). This facility matures five years after drawdown, with early repayment, inter alia, if the 2019 Notes are not refinanced by November 30, 2018, or if the secured vessel ceases to be employed on a charter for a period in excess of 90 days. The interest rate under the loan is USD LIBOR plus a margin of 2.75%, until November 30, 2018 and 3.25% thereafter, and is payable at least quarterly.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

(c)	Secured Term Loan (continued)

The Secured Term Loan is secured by a first priority ship mortgage on OOCL Tianjin and by assignment of earnings and insurances for the same vessel.

The Secured Term Loan is repayable in 20 equal quarterly instalments, commencing three months after drawdown. $35,000 was drawn down under the Secured Term Loan on September 10, 2015. The loan agreement requires an additional $1,400 to be repaid over eight equal quarterly instalments to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of the initial charter to OOCL. These additional instalments reduce the debt balance and can be redrawn to fund the enhancement work, or utilized to permanently reduce the quarterly instalments for the remainder of the term of the loan if no such work is required.

(d)	Repayment Schedule

Based on scheduled and estimated repayments from April 1, 2016 the long term debt will be reduced in each of the relevant periods as follows:

Year ending March 31,
2017	$26,465
2018	26,115
2019	401,658
2020	7,000
2021	2,100
Less: original issue discount	(3,459)
Less: deferred financing costs	(9,686)

$450,193

(e)	Deferred financing costs

	March 31, 2016	December 31, 2015
Opening balance	$10,611	$12,913
Expenditure in the period	—	971
Amortization included within interest expense	(925)	(3,273)

Closing balance	$9,686	$10,611

The Company incurred costs during the first half of 2015 in relation to the drawdown of the Revolving Credit Facility (see note 5(b)) amounting to $370 which have been deferred. During the quarter ended September 30, 2015 the Company incurred costs in relation to the drawdown of the Secured Term Loan (see note 5(c)) amounting to $601 which have been deferred.

Deferred financing costs are amortized on an effective interest rate basis over the life of the financings for which they were incurred.

The Company has adopted the accounting standards update issued by FASB in April 2015 “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”. Effective December 31, 2015, debt issuance costs, other than the up-front arrangement fee for the Revolving Credit Facility, related to our recognized debt liabilities are presented as a direct deduction from the carrying amount of that debt. The arrangement fee for the Revolving Credit Facility is presented as Other Long Term Assets.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in note 1, the parent company of Global Ship Lease, Inc. and at March 31, 2016 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 44.43% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	March 31, 2016	December 31, 2015
Amounts due to CMA CGM companies presented within current liabilities	$1,345	$1,878

Amounts due from CMA CGM companies presented within current assets	$875	$2,124

The current account balances at March 31, 2016 and December 31, 2015 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on the majority of its vessels.

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at March 31, 2016 of between 1.75 and 9.75 years (see note 2(a)). Of the $748,563 maximum contracted future charter hire receivable for the fleet set out in note 7, $668,419 relates to the 15 vessels that were chartered to CMA CGM as at March 31, 2016. Revenues generated from charters to CMA CGM are summarized as follows:

	Three months ended March 31,
	2016	2015
Revenue generated from charters to CMA CGM	$33,272	$32,847

Ship Management Agreements

At March 31, 2016, the Company outsourced day to day technical management of 13 of its vessels to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2015: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charter remains in place; no claims have been made under the cap agreement. Ship management fees expensed for the three months ended March 31, 2016 amounted to $400 (2015: $523).

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 18 vessels subject to charters as at March 31, 2016 is as follows:

Year ending March 31,
2017	169,108
2018	157,553
2019	112,686
2020	98,002
2021	76,819
Thereafter	134,395

$748,563

8.	Share Capital

At March 31, 2016 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

A dividend of $0.10 per Class A common share was paid on August 24, 2015 and on November 24, 2015. Prior to these, the last quarter for which a dividend was paid was the fourth quarter 2008 at $0.23 per Class A common share.

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 10). On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan. The 2008 Equity Incentive Plan was closed. The 2015 Plan permits a maximum issuance of 1,500,000 shares.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Share Capital (continued)

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent quarterly dividends have been declared, the last of which was on March 8, 2016 for the first quarter 2016.

9.	Share-Based Compensation

Share based awards since January 1, 2015, are summarized as follows:

	Restricted Stock Units
	Number of Units	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2015	300,000	$3.25	n/a
Vested in 2015	—	—	—

Unvested as at December 31, 2015	300,000	$3.25	n/a
Granted March 3, 2016	200,000	$1.18	—

Unvested as at March 31, 2016	500,000	$2.42	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the Consolidated Statements of Income over the vesting period. During the three months ended March 31, 2016, the Company recognized a total of $33 (2015: $25) share based compensation cost. As at March 31, 2016, there was a total of $212 unrecognized compensation cost relating to the above share based awards (December 31, 2015: $ nil). The remaining cost is expected to be recognized over a period of nine months.

Restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this was after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. Restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. Restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan which allows the Board of Directors to grant employees, consultants and directors of the Company and its subsidiaries, options, stock appreciation rights, stock grants, stock units and dividend equivalents on substantially the same terms as the 2008 Plan, which was closed for further awards. The 2015 Plan permits a maximum issuance of 1,500,000 shares.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share-Based Compensation (continued)

Under the 2015 Plan, restricted stock units granted to four members of management on March 3, 2016 were divided into two tranches. The first tranche (100,000 restricted stock units)) will vest when the individual leaves employment, provided that this is after December 31, 2016 and is not for cause. The second tranche (100,000 restricted stock units) also vests after December 31, 2016 on the same terms, but, in addition, only if and when the stock price has been at or above $5.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2019. On March 31, 2016, 8,529 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for the quarter ended March 31, 2016.

10.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income available to common stockholders, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 8). Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At March 31, 2016, there were 500,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of March 31, 2016 only Class A and B common shares are participating securities.

For the three months ended March 31, 2016, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding, including the RSU’s without service conditions. The diluted weighted average number of shares excludes any outstanding share-based incentive awards as these would have had an antidilutive effect. For the three months ended March 31, 2015, the diluted weighted average number of shares includes the incremental effect of outstanding share-based incentive awards.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

10.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended March 31,
	2016	2015
Class A common shares
Basic weighted average number of common shares outstanding (B)	47,541,578	47,541,484
Weighted average number of RSU’s without service conditions (note 10) (B)	300,000	225,000
Dilutive effect of share-based incentive awards	—	65,177

Common shares and common share equivalents (F)	47,841,578	47,831,661

Class B common shares
Basic weighted average number of common shares outstanding (D)	7,405,956	7,405,956
Dilutive effect of share-based incentive awards	—	—

Common shares (H)	7,405,956	7,405,956

Basic Earnings per Share
Net income available to common shareholders	$4,557	$24

Available to:
- Class A shareholders for period	$4,557	$24
- Class A shareholders for arrears	—	—
- Class B shareholders for period	—	—
- allocate pro-rata between Class A and B	—	—

Net income available for Class A (A)	$4,557	$24
Net income available for Class B (C)	—	—

Basic Earnings per share:
Class A (A/B)	$0.10	$0.04
Class B (C/D)	—	—

Diluted Earnings per Share
Net income available to common shareholders	$4,557	$24

Available to:
- Class A shareholders for period	$4,557	$24
- Class A shareholders for arrears	—	—
- Class B shareholders for period	—	—
- allocate pro rata between Class A and B	—	—

Net income available for Class A (E)	$4,557	$24
Net income available for Class B (G)	—	—

Diluted Earnings per share:
Class A (E/F)	$0.10	$0.04
Class B (G/H)	—	—

11.	Subsequent Events

There are no subsequent events other than those disclosed elsewhere in the consolidated financial statements.